UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUMO LOGIC, INC.

(Name of issuer)

Common Stock, $0.0001 par value per share

(Title of class of securities)

86646P103

(CUSIP number)

December 31, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86646P103	SCHEDULE 13G	Page 2 of 13 Pages

(1)	Names of reporting persons Greylock XIII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,372,470 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,372,470 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,372,470 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.01% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership.
(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 3 of 13 Pages

(1)	Names of reporting persons Greylock XIII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 303,620 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 303,620 (1)

(9)	Aggregate amount beneficially owned by each reporting person 303,620 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.27% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership.
(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 4 of 13 Pages

(1)	Names of reporting persons Greylock XIII GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,676,090 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,676,090 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,676,090 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.28% (2)
(12)	Type of reporting person (see instructions) PN

(1)

Represents 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 5 of 13 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,676,090 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,676,090 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,676,090 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.28% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Helman, as a managing member of Greylock XIII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 6 of 13 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,676,090 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,676,090 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,676,090 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.28% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Bhusri, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 7 of 13 Pages

(1)	Names of reporting persons Donald A. Sullivan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,676,090 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,676,090 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,676,090 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.28% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Sullivan, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 8 of 13 Pages

(1)	Names of reporting persons David Sze
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,676,090 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,676,090 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,676,090 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.28% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Sze, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

The percent of class was calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 9 of 13 Pages

Item 1(a)	Name of Issuer:

Sumo Logic, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

305 Main Street

Redwood City, CA 94063

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i) Greylock XIII Limited Partnership;

(ii) Greylock XIII-A Limited Partnership;

(iii) Greylock XIII GP LLC, the General Partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership;

(iv) William W. Helman, a managing member of Greylock XIII GP LLC;

(v) Aneel Bhusri, a managing member of Greylock XIII GP LLC;

(vi) Donald A. Sullivan, a managing member of Greylock XIII GP LLC; and

(vii) David Sze, a managing member of Greylock XIII GP LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

2550 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Item 2(c)	Citizenship:

(i) Greylock XIII Limited Partnership, a Delaware limited partnership;

(ii) Greylock XIII-A Limited Partnership, a Delaware limited partnership;

(iii) Greylock XIII GP LLC, a Delaware limited liability company;

(iv) William W. Helman, a U.S. citizen;

(v) Aneel Bhusri, a U.S. citizen;

(vi) Donald A. Sullivan, a U.S. citizen; and

(vii) David Sze, a U.S. citizen.

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Sumo Logic, Inc.

Item 2(e)	CUSIP Number:

86646P103

Item 3	Description of Person Filing:

Not applicable.

CUSIP No. 86646P103	SCHEDULE 13G	Page 10 of 13 Pages

Item 4	Ownership:

(a) and (b) Amount Beneficially Owned:

(i)	Greylock XIII Limited Partnership directly owns 3,372,470 shares of Common Stock, which represents approximately 3.01% of the outstanding shares of Common Stock.

(ii)	Greylock XIII-A Limited Partnership directly owns 303,620 shares of Common Stock which represents approximately 0.27% of the outstanding shares of Common Stock.

(iii)

Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership which represents approximately 3.28% of the outstanding shares of Common Stock.

(iv)

Mr. Helman, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership which represents approximately 3.28% of the outstanding shares of Common Stock.

(v)

Mr. Bhusri, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership which represents approximately 3.28% of the outstanding shares of Common Stock.

(vi)

Mr. Sullivan, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership which represents approximately 3.28% of the outstanding shares of Common Stock.

(vii)

Mr. Sze, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 3,372,470 shares of Common Stock held directly by Greylock XIII Limited Partnership and 303,620 shares of Common Stock held directly by Greylock XIII-A Limited Partnership which represents approximately 3.28% of the outstanding shares of Common Stock.

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XIII Limited Partnership	0	3,372,470	0	3,372,470
Greylock XIII-A Limited Partnership	0	303,620	0	303,620
Greylock XIII GP LLC	0	3,676,090	0	3,676,090
William W. Helman	0	3,676,090	0	3,676,090
Aneel Bhusri	0	3,676,090	0	3,676,090
Donald A. Sullivan	0	3,676,090	0	3,676,090
David Sze	0	3,676,090	0	3,676,090

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentages calculated based on 112,003,989 shares of Common Stock outstanding as of November 30, 2021 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 8, 2021).

CUSIP No. 86646P103	SCHEDULE 13G	Page 11 of 13 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 86646P103	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2022.

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII-A LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze